SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 31, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 31, 2006

TAM strengths international offer

Company is authorized to fly to Italy and to operate third frequency to Paris, and also starts operating night flight to New York

São Paulo, August 31, 2006 - TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil's largest airline company, has received official authorization from ANAC (Agência Nacional de Aviação Civil); the Brazilian authority, to begin operating regular daily flight to Italy and to increase a third frequency to Paris. The decision number 104 from ANAC, dated from August 29th, has been published in the Diário Oficial da União, the daily newspaper from Federal government. TAM will announce the new international route operation, as well as the new frequency to Paris, initial date and time in the coming months. All necessary measures to initiate the flights are already in place.

Milan will be the TAM's third destination in Europe. The company already flies to Paris and, as of October 28th, will start flying to London. Besides, the official decision presented will increase a third frequency to Paris, totaling the 21 weekly frequencies available for a Brazilian company to fly to France's capital. TAM plans to operate one of the daily frequencies from Rio de Janeiro.

The strategy adopted by TAM in the international segment is to grow selective in profitable markets, and is coherent with our goal to increase revenues in foreign currencies, further strengthening our capital structure. According to ANAC, TAM ended last July with 52.6% market share among the Brazilian companies that operate in the international market.

Additionally in the international market, TAM will start to operate a night flight between Guarulhos airport, in São Paulo, and New York, as of September 1st. The change in the frequency schedule, which will continue daily, will allow passengers to land in John Fitzgerald Kennedy (JFK) airport early morning, having more time to benefit from their stay.

The flight JJ 8080 will leave São Paulo at 22h45, landing in JFK airport at 7h30 (local time). The return flight, JJ 8081, will depart from New York at 20h00 (local time) arriving in São Paulo at 6h45.

In order to operate this night flight, which will have two planes flying simultaneously, TAM has received the second from three Airbus A330 aircraft that were subleased. To meet the strong demand from executives and entrepreneurs, the aircraft has 39 seats in the executive class and additional 171 in the economy.

Besides the daily frequency to New York, TAM operates three daily flights to Miami, one departing from Fortaleza (Ceará) with connections in Bélem (Pará) and Manaus (Amazonas). Once a week, the flight to Miami that leaves from São Paulo stops in Salvador. In South America, TAM has 42 weekly flights to Buenos Aires, Argentina, and operates once a day to Santiago, Chile. Through TAM Mercosur, it operates to six other destinations: Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). The company also has a daily flight to Lima, in Peru, through a code-share operation with Taca.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and held a 51.2% domestic market share and 52.6% international market share at the end of July 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.